Exhibit 8.1

List of Significant Subsidiaries of Qfin Holdings, Inc. and the VIEs and the VIEs’ Subsidiaries

Subsidiaries	Place of Incorporation
HK Qirui International Technology Limited	Hong Kong
Shanghai Qiyue Information Technology Co., Ltd.	Mainland China
Shanghai Qidi Information Technology Co., Ltd.	Mainland China
Beihai Qi’ang Information Technology Co., Ltd.	Mainland China

VIEs and the VIEs’ subsidiaries	Place of Incorporation
Shanghai Qiyu Information Technology Co., Ltd.	Mainland China
Fuzhou Qifu Financing Guarantee Co., Ltd.	Mainland China
Fuzhou Qifu Online Microcredit Co., Ltd.	Mainland China
Beihai Yunhua Information Technology Co., Ltd.	Mainland China